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                                                                    EXHIBIT 99.2

NEWS RELEASE
-------------------------
SITRICK AND COMPANY, INC.
 LOS ANGELES/NEW YORK


                                             Contact: Sitrick And Company
                                                      Michael Sitrick
                                                      (310) 788-2850

                                                      Richard Wool
                                                      (212) 755-2850



         LOMAS FINANCIAL CORP. AND LOMAS MORTGAGE USA FILE CHAPTER 11;
                AGREEMENT REACHED FOR SALE OF SUBSTANTIALLY ALL
                       REMAINING ASSETS OF LOMAS MORTGAGE
                       USA TO FIRST NATIONWIDE SUBSIDIARY

         DALLAS, TX -- OCTOBER 10, 1995 -- Lomas Financial Corporation (NYSE:
LFC) and its mortgage banking subsidiary, Lomas Mortgage USA, Inc. (LMUSA), today filed for protection under Chapter 11 of the federal bankruptcy code in the United States Bankruptcy Court for the District of Delaware in Wilmington, Delaware.

         Concurrently, Lomas said that it has reached an agreement for the sale of substantially all of the remaining assets of its mortgage banking subsidiary, LMUSA, to a subsidiary of First Nationwide Bank for $150 million, subject to certain adjustments, and the assumption of certain liabilities. The sale is subject to, among other things, Bankruptcy Court approval. Lomas said that a hearing date and timetable will be set by the Bankruptcy Court.

         The company said the filing and the sale were necessitated by its deteriorating financial condition and the resulting concerns of the federally sponsored agencies -- GNMA, FNMA and FHLMC -- as well as private participants in the mortgaged-backed securities industry, and the company's inability to access the capital necessary to maintain its business.



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1875 Century Park East, Suite 950
Los Angeles, CA 90067
(810) 788-2850 Fax: (810) 788-2855
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         In papers filed with the Bankruptcy Court, Lomas attributed its financial difficulties primarily to the exceptionally high level of refinancings of mortgages in its servicing portfolios between October 1991 and August 1994, which caused a rapid run-off of its servicing portfolio. Unlike many mortgage bankers, Lomas does not itself originate mortgage loans, but rather buys loans from originators. As a result of the extremely high run-off rate, Lomas was faced with increasing capital needs to replenish its portfolio, and was forced to take write-offs of its servicing rights assets that caused serious erosion of its net worth and adversely affected its ability to borrow to finance its operations.

         The papers said that Lomas and its advisors have considered a number of different strategic alternatives including the sale of a majority of its businesses to a third party. The company stated that the size of LMUSA's mortgage servicing portfolio and the related income from mortgage servicing fees have steadily declined over the past few years, while the debt servicing obligations in respect of LFC's and LMUSA's unsecured debts have remained the same. Lomas said its deteriorating financial condition caused the risk of agency or private mortgage investor intervention, the threats of which recently began to occur. As a result, the company said, it determined that it was "necessary...to sell Lomas's operating businesses to maximize the value of those businesses."

         LMUSA agreed in early September to sell its GNMA mortgage servicing and loan production businesses, and LMUSA is now seeking the Bankruptcy Court's approval of a sale of substantially all of its remaining assets, pursuant to section 363(b) of the Bankruptcy Code.

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